N E W S R E L E A S E

February 17, 2016

Nevsun Continues to Deliver Resource Growth from 2015 Drilling

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to announce the updated mineral resource estimate effective December 31, 2015, for both the Bisha and Harena deposits.  These updated resources form the first part of the annual year end mineral reserve and mineral resource statement for 2015.  The updated mineral reserve estimate, currently in-progress, will be released in our Annual Information Form.

Highlights

  Increased Bisha district inferred resources which now contain 426 million pounds copper, 1.16 billion pounds zinc, 531 thousand ounces gold, and 18 million ounces silver
  Increased Bisha district measured and indicated resources which now contain 959 million pounds copper, 3.56 billion pounds zinc, 840 thousand ounces gold, and 46 million ounces silver
  15% increase to Harena primary indicated resources, now 3.7 million tonnes at 0.86% Cu, 3.1% Zn, 0.6 g/t Au and 27 g/t Ag
  69% increase to Harena primary inferred resources, now 10.9 million tonnes at 1.45% Cu, 4.0% Zn, 1.0g/t Au and 41 g/t Ag
  Bisha and Harena remain open at depth with further drilling ongoing in 2016
  Positive Bisha and Harena underground scoping study, more investment warranted

Cliff Davis, Nevsun CEO, commented, “Our drilling at Harena continues to produce significant increases in the total resource available for the Bisha operation.  We anticipate that further drilling will continue to grow the deposit at depth.  Our exploration drilling was also successful in discovering new massive sulphide mineralization at Asheli, highlighting the prospectivity of the Bisha District to host additional resources.”  Mr. Davis went on to say, “The underground scoping study demonstrated the potential to extend Bisha Main life by transitioning to underground mining in the future and the potential to provide additional feed to the Bisha mill from a Harena underground mine. In 2016, we will further assess these opportunities through additional investment.”

Resource growth due to 20,308 metres of new drilling at Harena was the most pronounced development. The new drilling also led to an improved understanding of the geology and mineral zonation used in the resource estimation process.  Indicated resources at Harena grew by 480,000 tonnes or 15% from the previous year adding 12 million pounds of copper, 20 thousand ounces of gold and 560 thousand ounces of silver, offset by zinc indicated resources decreasing slightly by 10 million pounds.  Of most significance, the inferred resources at Harena increased by 4.5 million tonnes or 69% from the year earlier for an additional 186 million pounds of copper, 423 million pounds of zinc, 230 thousand ounces of gold and 6.47 million ounces of silver.  In-situ metal grade estimates in the inferred resource category also improved as contained copper grew by 115%, zinc by 80%, gold by 177% and silver by 82%. Tables 1.1 to 1.5 contain the complete mineral resource estimates for each deposit.

At Bisha, a relatively modest 2,819 metres of drilling was completed in 2015. Despite the lower commodity prices used in 2015 as compared with 2014 for mineral resource calculations, the measured and indicated resource at Bisha remained essentially unchanged from the year previous while the inferred resource decreased slightly by 0.3 million tonnes.  Year on year, the Bisha measured and indicated resources of contained zinc, gold and silver increased by 5%, 11% and 11%, respectively, helping to offset the 25% reduction in copper driven mainly by mine depletion of the supergene zone.

Life of Mine Optimization

In Q2 2015, Nevsun commissioned SRK Consulting (Canada) Inc. to prepare an internal conceptual study (internal scoping study) of the potential for underground mining at Bisha and Harena as well as to conduct a life-of-mine optimization study considering all Bisha regional resources.  As this optimisation study used inferred mineral resources, no mineral reserves have been estimated.

Bisha Underground

The scoping study indicated that underground mining at Bisha is highly plausible and that some of the material currently in the open pit mine plan may be more economic if extracted by underground bulk mining methods as compared with high strip ratio open pit cutbacks.  An exploration drive would be required to further assess this opportunity with increased drilling to upgrade mineral resource classifications and further investigate geotechnical, hydrology and metallurgical rock characteristics.  A decision to drive an exploration ramp most likely in H2 2017 will be made following further exploration drilling and metallurgical and geotechnical test work which will be conducted from within the Bisha pit during 2016.

The scoping study also confirms the correct decision last year to halt the cutback (Phase 9) of waste stripping for the Bisha open pit.  If further work at Bisha main pit demonstrates that the upside potential is limited under the current economic and technical assumptions, waste stripping could be restarted with minimal disruption to the existing mine plan provided this happens over the next one to two years.

Harena Underground

For Harena, the underground mining scoping study used an interim mineral resource calculated mid-2015 which has since been superseded by the current larger resource in Table 1.3.  The study showed a potentially mineable deposit with marginal economics that was sensitive to metal prices and metallurgical recoveries.  Therefore, additional metallurgical drilling at Harena is planned during 2016 before making a decision to invest in an exploration decline which would be required to take the deposit through feasibility.  An updated scoping study including this work is expected in early 2017.

The current economics for Hambok and Northwest were less encouraging during the scoping study assessment.  Accordingly, in the current metal price environment no further investment is planned for Hambok or Northwest.

Qualified Persons Statement

All mineral resource estimates in this report have been prepared by the Qualified Persons described below in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum's Classification System (CIM Definition Standards for Mineral Resources and Mineral Reserves 2010).

The information in this press release that relates to mineral resources was prepared by Phil Jankowski, a Qualified Person as defined by NI 43-101.  Mr. Jankowski has reviewed and approved the technical contents of this press release for his relevant sections.

Peter Manojlovic, P.Geo., and Frazer Bourchier, P.Eng., are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this press release.

A Quality Assurance/Quality Control programme was part of the sampling programme for the Bisha work. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of drill samples and results analysed on a batch by batch basis. This programme includes a chain of custody whereby diamond drill core samples are initially crushed and subsampled at the Bisha Mine sample preparation facility and pulverised and analysed by Genalysis in Perth, Australia. Multi-element analysis is completed using ICP-AES methods; gold is analysed by fire assay with AAS finish. Reverse circulation drill samples are processed at the Bisha Mine on-site laboratory, which is a member of the SGS group. Multi-element analysis is completed using ICP-OES methods with gold also analysed by fire assay.

Cautionary Notes to Investors - Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over $US400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual

Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Mineral Resources

The below reported Mineral Resources for Bisha and Harena are inclusive of Mineral Reserves which will be reported later in our Annual Information Form.

Table 1.1 Mineral Resource Estimate (Combined Bisha, Harena, Northwest and Hambok)

Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2015

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase				0.0	0
Supergene Phase	550	2.42		0.6	13	30,000		10	230
Primary Phase	1,150	2.79	3.55	0.8	48	71,000	90,000	30	1,770
Total Measured	1,700					101,000	90,000	40	2,000

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	300			13.6	427			130	4,120
Supergene Phase	1,490	1.56		0.4	12	51,150		20	580
Primary Phase	36,540	1.00	4.31	0.6	33	806,390	3,471,490	650	39,300
Total Indicated	38,330					857,540	3,471,490	800	44,000

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	300			13.6	427			130	4,120
Supergene Phase	2,040	1.80		0.5	12	81,150		30	810
Primary Phase	37,690	1.06	4.29	0.6	34	877,390	3,561,490	680	41,070
Total Meas & Ind	40,030					958,540	3,561,490	840	46,000

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	1,060			3.6	35			121	1,180
Supergene Phase	1,400	1.23		0.2	4	38,000		10	190
Primary Phase	12,572	1.40	4.18	1.0	42	388,430	1,158,410	400	16,860
Total Inferred	15,032					426,430	1,158,410	531	18,230

Table 1.2 Bisha Mineral Resource Estimate

Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2015

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	550	2.42		0.6	13	30,000		10	230
Primary Phase	1,150	2.79	3.55	0.8	48	71,000	90,000	30	1,770
Total Measured	1,700					101,000	90,000	40	2,000

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	300			13.6	427			130	4,120
Supergene Phase	470	1.76		0.6	17	18,000		10	250
Primary Phase	23,430	0.98	5.56	0.7	43	506,000	2,872,000	520	32,730
Total Indicated	24,200					525,000	2,872,000	660	37,110

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	300			13.6	427			130	4,120
Supergene Phase	1,030	2.11		0.6	15	48,000		20	490
Primary Phase	24,590	1.07	5.47	0.7	44	577,000	2,962,000	550	34,500
Total Meas & Ind	25,920					625,000	2,962,000	700	39,110

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	400			4.3	60			60	780
Supergene Phase	1,300	1.28		0.1	3	36,000		0	120
Primary Phase	1,600	1.09	5.94	0.7	50	38,000	204,000	40	2,520
Total Inferred	3,200					74,000	204,000	100	3,420

Table 1.3 Harena Mineral Resource Estimate

Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2015

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Primary Phase	3,720	0.86	3.14	0.6	27	70,000	258,000	70	3,260
Total Indicated	3,720					70,000	258,000	70	3,260

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	130			2.0	21			10	90
Primary Phase	10,870	1.45	3.97	1.0	41	348,000	952,000	350	14,280
Total Inferred	11,000					348,000	952,000	360	14,360

Table 1.4 Northwest Mineral Resource Estimate

Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2014 (not updated as no change to drill information)

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,020	1.47		0.2	10	33,150		10	330
Primary Phase	2,530	1.04	1.08	0.3	13	58,020	60,250	20	1,050
Total Indicated	3,550					91,170	60,250	30	1,380

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	500			3.7	18			50	300
Supergene Phase	100	0.8		3.7	19	2,000		10	70
Primary Phase	100	0.9	0.9	2.9	15	2,400	2,400	10	60
Total Inferred	700					4,400	2,400	70	430

Table 1.5 Hambok Mineral Resource Estimate

Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2014 (not updated as no change to drill information)

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Primary Phase	6,860	1.14	1.86	0.2	10	172,370	281,240	40	2,260
Total Indicated	6,860					172,370	281,240	40	2,260

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20			1.5	17			1	10
Primary Phase	2	0.9	0.2	0.2	8	30	10	0	0
Total Indicated	22					30	10	1	10

Bisha and Harena notes to be read in conjunction with the Resource tables above:

(1)	Mineral Resources are defined within an optimal Lerchs-Grossman (LG) pit shell, generated using metal prices for copper, zinc, gold and silver of $3.15/lb, $1.10/lb, $1,265/oz and $21/oz respectively using blocks of all Resource categories. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 31 deg to 44 deg for Bisha and 29 deg to 44 deg for Harena NSR cut-off ($US/t) used were:
a.	Bisha: $37.50 for Oxide Phase; $37.00 for Supergene and $38.50 for Primary Phase.
b.	Harena: $40.00 for Oxide Phase and $41.00 for Primary Phase.

(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively.
b.	Harena oxide zone: a recovery of 75% and 22% were applied for gold and silver respectively.
c.	Bisha Supergene zone; recoveries of 83.3%, 55.5% and 70% were applied for copper, gold and silver respectively.
d.	Bisha Primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. Recovery to zinc concentrate of 83.5% was applied for zinc.
e.	Harena primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 72% was applied.

(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category. Contained metal for copper and zinc are rounded to the nearest million pounds for Bisha and Harena.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

(6)	Stockpile tonnages are included in the total given in the tables for Bisha and Harena, with their resource category generally reflecting the underlying resource category from which they were derived.

(7)	Both the Bisha and Harena Primary Inferred Resources includes an Underground Resource. These were derived by defining a shape around contiguous blocks outside the optimized resource pit shell, where an overall NSR of $100 was achieved. The value of NSR $100 represents the processing cost plus approximately $60/t mining cost.

(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Hambok and Northwest notes to be read in conjunction with the Resource tables above:

(1)	No change has occurred to Hambok and Northwest since 2014 which used metal prices for copper, zinc, gold and silver of $3.35/lb, $1.05/lb, $1,350/oz and $23/oz, respectively. Mineral Resources are defined within an optimal Lerchs-Grossman (LG) Pit Shell. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 39 to 45 for Northwest and 40 overall for Hambok (preliminary assessment). NSR cut-off ($US/t) used were:

a.	Northwest: $40.70 for Oxide Phase, $39.70 for Supergene and Primary Phase.
b.	Hambok: $44.45 for Oxide Phase and $43.45 for Primary Phase.

(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Northwest oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.
b.	Northwest Supergene zone; recoveries of 87%, 46% and 50% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as the values are isolated on the fringes of the deposit.
c.	Northwest Primary zone; recoveries to copper concentrate of 87%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 81%, 36% and 29% were applied for zinc, gold and silver respectively.
d.	Hambok oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.
e.	Hambok; recoveries to copper concentrate of 88%, 87%, 36% and 29% were applied for copper, zinc, gold and silver respectively. Preliminary metallurgical characterization studies, but not full testing, have been completed for Hambok.

(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category. Contained metal for copper and zinc are rounded to the nearest million pounds for Bisha and Harena.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.